

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Richard Wong
Chief Financial Officer
AgriForce Growing Systems, Ltd
300 – 2233 Columbia Street
Vancouver, BC, Canada V5Y 0M6

> **Re: AgriForce Growing Systems, Ltd.**
> **Registration Statement on Form S-1**
> **Filed February 9, 2023**
> **File No. 333-269669**

Dear Richard Wong:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 9, 2023

Our Business, page 19

1. We note that shareholders voted to approve three acquisitions on December 15, 2022 but that you have not filed any Item 2.01 8-Ks regarding the acquisitions. Please update your disclosure to discuss the current status of your definitive agreement to acquire Delphy Groep BV. In addition, please describe the status of the Stronghold and Manna acquisitions.

General, page 51

2. Please update your audited financial information in your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jolie Kahn